U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           KAKKIMON ACQUISITIONS CORP.
                 (Name of Small Business Issuer in its charter)


                Delaware                               13-3413639
    (State or Other Jurisdiction of                   (IRS Employer
     Incorporation or Organization)                Identification No.)

       176 John Street, Hollywood Suite, Toronto, Ontario, Canada M5T 1X5
              (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (416) 593-0859


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, Par Value $0.0001


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                                TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                                     Page

Part I
1.    Description of Business                                                  3

2.    Management's Discussion and Analysis or Plan of Operations              10

3.    Description of Properties                                               11

4.    Security Ownership of Certain Beneficial Owners and Management          11

5.    Directors, Executive Officers, Promoters and Control Persons            12

6.    Executive Compensation                                                  13

7.    Certain Relationships and Related Transactions                          14

8.    Description of Securities                                               14

Part II
1.    Market Price of and Dividends on the Registrant's Common Equity and     15
         Related Stockholder Matters

2.    Legal Proceedings                                                       16

3.    Changes in and Disagreements with Accountants                           16

4.    Recent Sales of Unregistered Securities                                 16

5.    Indemnification of Directors and Officers                               16

Part F/S    Financial Statements                                              17

Part III
1.    Index to Exhibits                                                       17

2.    Description of Exhibits                                                 17

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                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

History

     Kakkimon Acquisitions Corp., was formed as a Delaware corporation in January 1987, for the purpose of seeking and acquiring an interest in a business or assets that might be used to implement a business. Kakkimon filed an offering statement with the Securities and Exchange Commission on Form 1-A, which was declared effective in November 1987, for the offer and sale of 2,500,000 units consisting of common stock and warrants at an offering price of $0.10 per unit, or a total of $250,000. No units were sold in the offering and it was abandoned in August 1988. From August 1988 to March 2002, Kakkimon was an inactive shell corporation with no assets.

     In March 2002, Kakkimon issued 40,000,000 shares of its common stock to Milton Klyman to acquire all of the issued and outstanding common stock of Arrow Logistics Limited, an Ontario, Canada corporation formed in March 2002. As a result of the transaction, Mr. Klyman now holds 80 percent of the 50,000,000 shares of common stock now outstanding, and Mr. Klyman became the sole director and president of Kakkimon.

Our Business

     Following the acquisition of Arrow Logistics, Kakkimon intends to pursue through this subsidiary the business of providing finance and support services on group creditor insurance and auto, truck and related equipment purchase and leasing. Initially, Kakkimon plans to provide a convenient user-friendly method of paying for group creditor insurance for lease and/or purchase of trucks and cars, and the purchase of home mortgages. Kakkimon will also pursue the development of finance solutions for the lease and/or purchase of trucks and cars that is blended with our group creditor insurance services.

Group Creditor Insurance Services

     We believe the single premium payment requirement in the purchase of health and death benefits has created a market niche in the car and truck market. The consumer who lease-purchases a heavy-duty car or truck currently amortizes its costs including interest over a period of forty-eight or sixty months. The payment for creditor insurance - which generally provides for life, disability, and loss of income contingencies - on a lease-purchase contract must be made immediately, since currently there is no facility that permits monthly premium payments over the time span of the underlying lease.

      Kakkimon has developed a program for paying the single premium creditor insurance that allows the person purchasing or leasing the truck or car to amortize the premium payment over the term of the vehicle loan or lease. This same program can be extended to mortgagors of real property who desire to purchase single premium creditor insurance. To this end, in March 2002, we

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entered into an agreement with Reinsurance Management Associates, Inc., a
Canadian company.

     Reinsurance Management Associates is a third party agent under two master policies of group creditor insurance issued by American International Group and Great West Life Insurance Company of Canada. Pursuant to the master policies, American International and Great West Life provide creditor insurance with stipulated death and disability benefits on the lives and/or health of mortgagors and purchasers or lessees of truck and automobile equipment. Reinsurance Management Associates has the authority as agent under the master policies to place and bind coverage for the benefit of lenders, sellers, and lessors of real property and equipment.

     Under our agreement with Reinsurance Management Associates, we will provide administrative, accounting, and financial services for the mortgagors and purchasers of equipment who are insured under the master policies for the benefit of the lenders, sellers and lessors. The creditor insurance offered under the master policies with American International Group and Great West Life Insurance, and we expect under any master policies we may service in the future, is single premium term life or single premium disability insurance. These premium payments range from CDN $1,000 to CDN $6,000, depending on the type of insurance, the duration of the policy coverage, and other factors. We will service Reinsurance Management Associates, and agents under any other master policies we may service in the future, by administering the collection and maintenance of the insurance application forms and certificates. We will finance for mortgagors of real property and consumers who lease or purchase a car or truck the single premium payment for the creditor insurance. The amount of the single premium payment we finance will bear interest at rates between 12 percent and 25 percent per annum depending on the length of the loan and other factors, will be amortized over the term of the financing arrangement applicable to the equipment or real property, and be represented by an unsecured promissory note. Each contract for coverage under the master policies will provide that any proceeds paid on the insurance will be applied to reimburse us for the unpaid balance of the single premium payment and the balance paid to the lender on the property, or seller or lessor of the equipment.

     We believe we are well protected against loss when funds are advanced for the consumer's purchase of creditor insurance. Under our contract with the consumer the right to terminate the insurance is assigned to us, which we may exercise when payments on the note issued on the insurance premium payment becomes 30 days past due. Upon cancellation of the policy, Reinsurance Management Associates refunds to us the unamortized principal balance of the premium paid.

     The funds required to pay the single premium insurance payments will be provided either internally from our own working capital or from third party lenders with whom we establish facilities. We have yet to negotiate or establish any credit facilities with third party lenders, so we cannot predict the terms of any such facility and there is no assurance that any such facilities will be available to us on terms we find acceptable. The promissory notes we receive from mortgagors of real property and consumers who lease or purchase a car or truck may be retained by us or sold to third parties.

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     We collect,  on behalf of Reinsurance  Management  Associates,  the monthly premiums for the purchase of group creditor insurance from the insured. For this service, we are entitled to receive three percent of the premiums collected to cover our administrative expenses. We also collect payments of principal and interest from the insured on the notes we issued to cover payment of the single premium credit insurance, all of which we retain. The interest on these notes is the primary source of revenue we depend on to cover our remaining operating expenses and generate a profit.

Finance Services

     Although initially Kakkimon intends to focus on administering and funding creditor insurance, Kakkimon also intends to expand originate loans to corporations, partnerships, sole proprietors and individuals for car and truck equipment acquisitions. All borrowers will be expected to meet certain specified financial and credit criteria. These loans will be collateralized by a first lien on the equipment and will be further collateralized by life and/or disability insurance. Loans are expected to run from CDN $5,000 to CDN $100,000. These equipment loans will be made at fixed rates and for terms ranging from four to five years. Such loans generally have origination fees of 15 percent to 29 percent of the aggregate loan amount. Kakkimon expects to compute interest due on its outstanding loans using the simple interest method. We do expect to impose a prepayment penalty.

     Kakkimon also intends to originate equipment leases to corporations, partnerships, sole proprietors and individuals on car and truck equipment. All such lessees will be expected to meet certain specified financial and credit criteria. Generally, Kakkimon's equipment leases will be of two types: (i) finance leases which have a term of 48 to 60 months and provide a purchase option exercisable by the lessee at $1.00 at the termination of the lease and
(ii) fair market value or true leases which have a similar term but provide a purchase option exercisable by the lessee at the fair market value of the equipment at the termination of the lease. We expect the equipment leases will range in size from CDN $5,000 to CDN $100,000. We further expect to offer these leases at interest rates and on terms and conditions that we believe will be competitive with the leasing terms of other leasing companies in the market areas where we offer equipment leases. If a lessee desires to prepay the lease, we expect that we will require payment of the full lease contract amount.

     Kakkimon will concentrate its marketing efforts initially in the Greater Toronto Area in Ontario, and then expand operations as opportunities and resources permit. We believe we will be able to attract borrowers and lessees as a result of our marketing efforts, the personalized service we intend to provide, and by delivering timely response to loan and lease applications. We intend to market loans and equipment leases by using referral fee incentives directed to dealers and vendors who can generate business in the lease and finance of cars, trucks, and heavy equipment.

     Kakkimon will service the loans and leases it maintains in its portfolio in accordance with servicing procedures we establish. Servicing will include collecting payments, accounting for principal and interest, and collection and

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foreclosure  activities.  In  servicing  its loans  and  leases,  Kakkimon  will typically use electronic automatic debit arrangements established through banking institutions in Canada to facilitate payments or, alternatively, will require the borrower to provide a series of signed, post-dated checks that cover the full installment payment schedule. Should there be an electronic debit payment or post-dated check dishonored by the borrower's bank, we intend to initiate the collection process one day after we receive notice of non-payment. When a loan or lease becomes 45 to 60 days delinquent, we will endeavor to reinstate a delinquent loan or lease, seek a payoff, or enter into a modification agreement with the borrower to avoid foreclosure. All proposed workout arrangements will be evaluated on a case-by-case basis, based upon the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan or lease becomes delinquent 61 days or more and a satisfactory workout arrangement with the borrower is not achieved or the borrower declares bankruptcy, the matter will be immediately referred to counsel for collection. Legal action may be initiated prior to a loan or lease becoming delinquent over 60 days if management determines that the circumstances warrant such action.

     Summarized below are certain of the policies and practices that we intend to follow in connection with the origination of equipment loans and leases. It should be noted that such policies and practices may be altered, amended and supplemented as conditions warrant.

     Kakkimon's loan and lease underwriting standards will be applied to evaluate prospective borrowers' credit standing and repayment ability and the value and adequacy of the property pledged as collateral. Initially, the borrower will be required to fill out a detailed application providing pertinent credit information. As part of the description of the borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel will obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income by obtaining and reviewing one or more of the borrower's pay stubs, income tax returns, checking account statements, T-4 Canadian tax forms or verification of business or employment forms. Once all applicable employment, credit and property information is obtained, a determination will be made as to whether sufficient collateral exists and whether the prospective borrower has sufficient monthly income available to meet the borrower's monthly obligations.

      While a security interest in the equipment is retained in connection with the origination of the loan or lease, the loan or lease is not dependent on the value of the equipment as the principal means of securing the obligation. The underwriting standards applicable to equipment loans and leases place primary emphasis on the borrower's financial strength and its credit history. We expect we will typically require personal guarantees of principals in borrowers that are not individuals and creditor life and/or disability insurance.

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Competition

     Management of Kakkimon is not aware of any other business offering a program of single premium creditor insurance service and financing that is similar to the program we intend to offer. Consequently, we believe we have the opportunity to develop and exploit the market for this program without significant competition. Kakkimon has not obtained any market studies to determine the potential market for its program, so it is management's belief alone that serves as the basis for embarking on this business venture. If we are successful in marketing this program, we expect that others will attempt to implement similar programs and we believe there are no significant or meaningful barriers to entry.

     Kakkimon will compete for equipment loans and leases against many other well established finance companies and financial institutions with greater resources, capitalization, managerial resources, and name recognition than Kakkimon. We believe we can attract consumers to our products and services as a result of our marketing efforts and responsive customer service and rapid processing and closing periods.

Regulation

     Our finance and lending business is subject to regulation, which will vary depending on the jurisdiction in which we conduct our business. The laws of the provinces of Canada regulate discrimination in extending credit, use of credit reports, privacy matters, disclosure of credit terms and correction of billing errors. Certain regulations and legislation may also limit our operations in certain jurisdictions. For example, limitations may be placed on the amount of interest or fees that a loan may bear, the amount that may be borrowed, the types of actions that may be taken to collect or foreclose upon delinquent loans or the information about a customer that may be shared. We may also be subject to registration and licensing requirements in certain jurisdictions. Such licenses have limited terms but are renewable, and are revocable for cause. Failure to comply with these laws and regulations may limit our ability to collect or enforce loan agreements made with consumers and may cause Kakkimon to be liable for damages and penalties. There has been a significant amount of legislative activity, nationally, locally and at the state level, aimed at curbing lending abuses deemed to be "predatory". A predatory loan or lending practice is not a legally defined term and does not have a commonly recognized definition. Most legislative activity in this area targets certain abusive practices such as loan "flipping" (making a loan to refinance another loan where there is no tangible benefit to the borrower), fee "packing" (addition of unnecessary, unwanted and unknown fees to a borrower), "equity stripping" (lending without regard to the borrower's ability to repay or making it impossible for the borrower to refinance with another lender), and outright fraud. Kakkimon does not condone or endorse any of these practices. Nevertheless, it is possible that broad legislative initiatives will be passed which will impose additional costs and rules on our business. Although we believe we have the ability to react quickly to new laws and regulations, it is too early to estimate the effect, if any, these activities will have on us in a particular locality.

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Employees

     Kakkimon relies on its executive officers to provide all services required to implement its business. Our officers are currently providing these services on a part-time basis until our operations demand a more substantial time commitment, at which time we expect theat Milton Klyman, our President, will continue on a part-time basis, and Eddy Cheng, our director of sales and marketing, will provide administrative and supervisory services on a full-time basis. Our objective is to add five additional employees to support our operations over the next 12 months.

Factors to Consider Regarding Kakkimon and Its Business

     Because we are a new business, investment in our company is risky. We have limited operating history so it will be difficult for you to evaluate an investment in our stock. Since our acquisition of Arrow Logistics in March 2002, our operations have been limited to establishing contractual arrangements that enable us to finance and service group creditor insurance and begin marketing this service. We have no established history of operations with respect to marketing and selling any of our services. We have not obtained any market studies on our service offerings, so it is management's belief alone regarding the marketability of our service that serves as the basis for embarking on this venture. We have had no meaningful revenues from the sale of our services, and we cannot predict whether we will be profitable. As a young company, we are especially vulnerable to the problems, delays, expenses and difficulties encountered by any company in the development stage.

     We are dependent on source of group creditor insurance, so the loss of that source would curtail or shut down our operation. We finance and service group creditor insurance provided by Reinsurance Management Associates as a third party agent under two master policies of group creditor insurance issued by American International Group and Great West Life Insurance Company of Canada. We are entirely dependent on this source for the group credit insurance services we now offer. Although there are other sources for group creditor insurance, we have no understandings or arrangements with these other sources and we have no reason to believe these other sources would be willing to use our services should we lose our relationship with Reinsurance Management Associates. Consequently, the loss of our arrangement with Reinsurance Management Associates would effectively suspend our service business unless and until we are able to locate a new source for group creditor insurance.

     Our officers, directors and principal stockholders will exercise significant control over Kakkimon. Milton Klyman, our president and a director, owns 80 percent of our outstanding common stock. Consequently, Mr. Klyman will be able to exercise more than 80 percent of the voting power of all shares outstanding over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

     The Penny Stock Rules may impede the development of a public market in our common stock. It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that

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o     is not listed on a national securities exchange or Nasdaq,
o     is listed in "pink sheets" or on the NASD OTC Bulletin Board,
o     has a price per share of less than $5.00 and
o     is issued by a company with net tangible assets less than $5 million.

The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

o     determination of the purchaser's investment suitability,
o     delivery of certain information and disclosures to the purchaser, and
o receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict your ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

     The lack of liquidity in our stock may make it difficult for you to sell your shares. Presently there is no public trading market for our common stock. An active market may not develop in the future or, if developed, may not be maintained. The likely effect of the restrictions imposed by the Penny Stock rules and lack of an active trading market for our shares will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock, and increased transaction costs for sales and purchases of the stock as compared to other securities. The lack of liquidity or inactive market for your stock may cause you to lose money on an investment in our stock.

     Future sales of our common stock may depress our stock price. We have outstanding 50,000,000 shares of common stock. Of these shares, 10,000,000 shares may be sold without restriction under the Securities Act of 1933 and Rule
144. By March 2003, the remaining 40,000,000 shares will be eligible for sale in the public market, subject to volume limitations and other conditions imposed by Rule 144 of the Securities Act. Sales of substantial amounts of our common stock in the public market in the future may adversely affect the market price of our common stock. Such sales could create public perception of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate, and may make it difficult for an investor in our company to liquidate his investment at a profit, if at all.

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Future Information and Reports

     As a result of filing this registration statement we are required to file with the Securities and Exchange Commission annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports of certain events on Form 8-K, and proxy and information statements disseminated to stockholders in connection with meeting of stockholders and other stockholder actions. Copies of these and any other materials we file with the Commission may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of our filings may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the Commission are also available through the SEC's Web site at http://www.sec.gov.

        ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     Kakkimon will focus on developing its program for paying the single premium creditor insurance that allows the person purchasing or leasing the truck or car to amortize the premium payment over the term of the vehicle loan or lease. We will extend this program to mortgagors of real property who desire to purchase single premium creditor insurance. We will finance premiums for group creditor insurance offered by Reinsurance Management Associates as a third party agent under two master policies of group creditor insurance issued by American International Group and Great West Life Insurance Company of Canada. We believe that focusing on this niche market initially will enable us to establish our business with the limited financial and managerial resources we now have available and minimize our risk of loss because of our contractual right to terminate the insurance and receive a refund of the unamortized portion of the insurance premium paid in the event the insured defaults in its payment obligation to us. Once we believe we have group credit insurance business established, we intend to expand our business to include financing/ lease services for vehicles and heavy equipment.

     We estimate that we will require CDN$2,900,000 through the end of 2003 to fund our operations. Of this amount, approximately CDN$200,000 will be needed for general and administrative expenses, including the addition of up to five additional employees, CDN$200,000 will be needed for office equipment and facilities, and CDN$2,500,000 will be needed to fund our loans on group credit insurance and customer equipment purchases. We believe we can generate working capital of CDN$250,000 internally from operations over the next 18 months, and will need CDN$2,650,000 of external debt or equity financing to implement our proposed plan of operation. We have no understanding or arrangement with any person to provide the external financing we require, and there is no assurance that we will be able to locate any such financing on acceptable terms.

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Forward-Looking Statements

     All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Kakkimon expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Kakkimon's operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products, legal and regulatory initiatives affecting our credit and lending practices, and conditions in the capital markets. Forward-looking statements made by Kakkimon are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

                        ITEM 3. DESCRIPTION OF PROPERTIES

     Kakkimon rents on a month-to-month basis approximately 1,000 square feet of office space as a sales office at 32 Staverton Court, Scarborough, Ontario M1V 5G9, at a monthly rental rate of CDN$1,500. This office space is provided by F & I Centre, a company owned and controlled by Eddy Cheng, an officer of Kakkimon. We believe this space will be adequate for our needs for at least the next 12 months.

     We currently use as our corporate office space provided by Mylton Klyman, our president, director and principal stockholder, at 176 John Street, Hollywood Suite, Toronto, Ontario M2K 1X5. The costs associated with the use of the telephone and mailing address are deemed by us to be immaterial, as the telephone and mailing address are used almost entirely by our officer for other business purposes. Mr. Klyman is under no legal obligation to provide rent free office space.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of May 31, 2002, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Kakkimon, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person who, to the knowledge of Kakkimon, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                      Amount and Nature of Beneficial Ownership


                                             Common              Percent
Name and Address                             Shares              of Class

Milton Klyman (1)                          40,000,000               80
176 John Street, Hollywood Suite
Toronto, Ontario M2K 1X5

Eddy Cheng (1)                                -0-                  -0-
32 Staverton Court
Scarborough, Ontario M1V 5G9

All Executive officers and                 40,000,000               80
  Directors as a Group (2 persons)

(1)   These persons are all of the directors and executive officers of Kakkimon.

                ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with Kakkimon for each of the directors and officers.

Name                 Age  Positions (1)                             Since

Milton Klyman        76   President and Director                  March 2002

Eddy Cheng           39   Director of Sales and Marketing         March 2002

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. We have no Board committees and do not expect to form any committees until our operations increase. The following is information on the business experience of each director and officer.

     Milton Klyman has been self-employed for the past five years as a management and business consultant. He has served as a director of the following public companies:

Name                                 Since          Business

Academy Exploration Limited          August 1982    Mineral exploration
Agnico Eagle Mines                   June 1972      Gold and silver mining
Black Mountain Minerals, Inc.        May 1997       Mineral exploration
Blue Powder Energy Corporation       October 1995   Oil and energy development
CD Rom Netwwork Corp.                August 1994    Communications technology
Curran Bay Resources Ltd.            August 1993    Natural resource development
Energy Power Systems Ltd.            August 2001    Equipment manufacturing
Founder Resources Corporation        May 1996       Natural resource exploration
Grand Oakes Resources Corp.          December 1988  Natural resource exploration
Harte Resources Corporation          January 1982   Natural resource exploration
Inland National Capital Ltd.         March 1995     Private finance
July Resources Corp.                 June 1990      Natural resource exploration
Library Information Software Corp.   November 1997  Product manufacturing
Springs Energy Corp.                 August 1994    Natural resource exploration
Century Financial Capital Group Inc. November 1998  Private finance
Polar Innovative Capital Corp.       May 1998       Private finance
Streetwear Corp.                     January 1999   Natural resource exploration
Southern Reef Ventures Inc.          August 1996    Natural resource exploration
Sudbury Contract Mines Ltd.          September 1971 Natural resource exploration
United Pacific Capital Resources
  Corp.                              March 1998     Private finance
Western Troy Capital Resources Inc.  May 1992       Private finance
Westhope Capital Corp.               November 1996  Private finance
Windy Mountain Exploration Ltd.      July 1991      Natural resource exploration
Worldwide Interactive Discs Inc.     October 1996   Product manufacturing

     Eddy Cheng has been the president and principal owner since April 1999, of 1352525 Ltd., an Ontario corporation engaged in the business of providing information systems and software solutions to automobile and creditor insurance agents. Since January 2001, he has been the president and principal owner of F & I Centre, which creates private label finance programs for new and used cars and trucks and creditor insurance. From April 2000 to September 2000, he was employed as the manager of Trento Subaru/ Suzuki in Toronto, and was employed as the fleet and portfolio manager of Downtown Chrysler in Toronto from February 2000 to April 2000. He was the business manager for Kingchurch Nissan in Toronto from April 1998 to February 2000, and was employed as the manager of advertising and sales for Chinese media for Acura East in Ajax, Ontario from September 1997 to March 1998.

                         ITEM 6. EXECUTIVE COMPENSATION

     None of our executive officers were paid any compensation from Kakkimon for the past three years. We have no agreement or understanding for compensating any of our executive officers. We do not expect to adopt any compensation arrangements for our executive officers until we have sufficient revenue from sale of our services to provide for the payment of compensation.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In March 2002, Kakkimon issued 40,000,000 shares of its common stock to Milton Klyman to acquire all of the issued and outstanding common stock of Arrow Logistics Limited, an Ontario, Canada corporation formed in March 2002. As a result of the transaction, Mr. Klyman now holds 80 percent of the 50,000,000 shares of common stock now outstanding, and Mr. Klyman became the sole director and president of Kakkimon. There was no affiliation between Kakkimon and Mr. Klyman prior to the transaction.

     Kakkimon rents on a month-to-month basis approximately 1,000 square feet of office space at a monthly rental rate of CDN$1,500, provided by F & I Centre, a company owned and controlled by Eddy Cheng, an officer of Kakkimon. We believe the terms of this arrangement are comparable to office rental arrangements offered by unrelated third parties in the Toronto area.

                        ITEM 8. DESCRIPTION OF SECURITIES

     The authorized capital stock of Kakkimon consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share.

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available there for. In the event of a liquidation, dissolution or winding up of Kakkimon, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase Kakkimon's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

     Kakkimon's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued may have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Kakkimon without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Kakkimon has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. Kakkimon has no present plans to issue any preferred stock.

     The Securities Exchange Act of 1934 and regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00, which are not listed for trading on a national exchange or Nasdaq and are securities of issuers with a net tangible book value less than $2,000,000 (if in business for three years), a net tangible book value less than $5,000,000 (if in business less than three years), and average annual revenues less than $6,000,000 for the prior three years. Although there is presently no trading market for our common stock and we cannot predict what the market price may be in the future, it is likely the common stock of Kakkimon will be a penny stock if a trading market develops because we do not meet any of the asset or revenue tests described above. Brokers dealing in penny stocks are subject to special rules of disclosure to their clients regarding the risks of penny stock transactions, current market price, and trading activity and compensation to the broker. In addition, brokers are required to determine the suitability of penny stock transactions for each of their clients and obtain from each client written consent to participation in penny stock transactions. These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any future market in the common stock of Kakkimon.

                                     PART II

            ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     From the date of inception to the date of this registration statement there has been no public trading market for Kakkimon's common stock. Following the filing of this registration statement, Kakkimon will seek out one or more stock brokerage firms to make a market in our stock in the over-the-counter market. We voluntarily filed this registration statement on Form 10-SB to become a reporting company under the Securities Exchange Act of 1934, because we believe it is difficult to find reputable broker-dealers willing to look at us and make a market in our stock unless we are a reporting company. Even if we become a reporting company, there is no assurance that we will be able to interest any broker-dealer in making a market in our stock or that a trading market in the common stock will be established or exist at any time in the future. Consequently, anyone who acquires stock in Kakkimon may hold an investment with little or no liquidity.

     Since its inception, no dividends have been paid on our common stock. Kakkimon intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

      On May 31, 2002, there were 45 holders of record of our common stock.

                            ITEM 2. LEGAL PROCEEDINGS

     Neither Kakkimon nor any of its officers, directors or holders of five percent or more of its common stock is a party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against Kakkimon or its officers, directors or holders of five percent or more of its common stock have been threatened.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In March 2002, Kakkimon issued 40,000,000 shares of common stock to Milton Klyman to acquire all of the issued and outstanding capital stock of Arrow Logistics Limited. These shares were issued in reliance on the exemption from registration under Sections 4(2) of the Securities Act of 1933. No broker was involved in the transaction and no commissions were paid to any person.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Kakkimon's Certificate of Incorporation provides that no director shall have any liability to Kakkimon or its stockholders for monetary damages resulting from a breach of fiduciary duty, subject to the limitations imposed by Delaware law. The Delaware General Corporation Law provides that no director or officer shall have any liability to Kakkimon or its stockholders for monetary damages except: (1) to the extent that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

     Kakkimon's Certificate of Incorporation further provides that it shall indemnify and advance expenses to its officers and directors with respect to liabilities arising from their service to Kakkimon to the fullest extent allowed by Delaware law. However, nothing in the Certificate of Incorporation or Bylaws of Kakkimon protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                                    PART F/S
                              FINANCIAL STATEMENTS

     The financial statements of Kakkimon appear at the end of this registration statement beginning with the Index to Financial Statements on page 19.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS
                         ITEM 2. DESCRIPTION OF EXHIBITS

      Copies of the following documents are included as exhibits to this report

 Exhibit
   No.     Title of Document                                      Location

   2.1     Agreement for the Purchase of Stock dated March 7,     Page E-1
             2002

   3.1     Certificate of Incorporation                           Page E-44

   3.2     Bylaws                                                 Page E-47

   10.1    Agreement between Arrow Logistics and Reinsurance      Page E-60
             Management Associates dated March 7, 2002

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Kakkimon Acquisitions Corp.


Date: June 12, 2002                       /s/ Milton Klyman, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 12, 2002                       /s/ Milton Klyman, Director

                           KAKKIMON ACQUISITIONS CORP.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                      March 31, 2002 and December 31, 2001


                                    I N D E X




                                                                            PAGE

--    Independent Auditors' Report                                            20


--    Consolidated Balance Sheets, March 31, 2002                             21
        and December 31, 2001

--    Consolidated Statements of Operations, for the three months             22
        ended March 31, 2002, for the years ended December 31, 2001 and 2000, and for the period from inception on January 29, 1987 through March 31, 2002

--    Statements of Stockholders' Equity (Deficit), from inception on         23
        January 29, 1987 (date of inception) through March 31, 2002

--    Consolidated Statements of Cash Flows, for the three months             24
        ended March 31, 2002, for the years ended December 31, 2001 and 2000, and for the period from inception on January 29, 1987 through March 31, 2002

--    Notes to Consolidated Financial statements                              25

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants


                          INDEPENDENT AUDITOR'S REPORT

Officers and Directors
Kakkimon Acquisitions Corp.
Toronto, Canada

We have audited the accompanying consolidated balance sheets of Kakkimon Acquisitions Corp. (a Delaware development stage company) and subsidiary as of March 31, 2002 and December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the three months ended March 31, 2002 and years ended December 31, 2001 and 2000, and for the period from January 29, 1987 (date of inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kakkimon Acquisitions Corp. (a development stage company) and subsidiary as of March 31, 2002 and December 31, 2001, and the results of their operations, changes in stockholders' equity (deficit), and their cash flows for the three months ended March 31, 2002 and years ended December 31, 2001 and 2000, and for the period from January 29, 1987 (date of inception) to March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has cash flow constraints, and an accumulated deficit, and has suffered recurring losses from operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                  /s/ Smith & Company
                                                  Certified Public Accountants
Salt Lake City, Utah
June 7, 2002

         10 West 100 South, Suite 700 o Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297 o Facsimile: (801) 575-8306
                        E-mail: smithcocpa@earthlink.net
          Members: American Institute of Certified Public Accountants
                Utah Association of Certified Public Accountants

                   KAKKIMON ACQUISITIONS CORP. AND SUBSIDIARY
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEETS


                                                  March 31,     December 31,
ASSETS                                              2002            2001
                                                 -----------    -------------
Current Assets
  Prepaid expenses                               $     1,750    $           0
                                                 -----------    -------------

                          TOTAL CURRENT ASSETS         1,750                0
                                                 -----------    -------------

                                                 $     1,750    $           0
                                                 ===========    =============

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
  Accounts payable - related party (Note C)      $    41,325    $           0
                                                 -----------    -------------

                     TOTAL CURRENT LIABILITIES        41,325                0
                                                 -----------    -------------

                             TOTAL LIABILITIES        41,325                0

STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock $.01 par value, 1,000,000 shares
   authorized; 0 shares issued                             0                0
  Common stock $.0001 par value, 100,000,000 shares
   authorized;  50,000,000 shares issued (10,000,000
   at December 31, 2001)                               5,000            1,000
  Additional paid-in capital                          29,500           69,825
  Deficit accumulated during development stage       (74,075)         (70,825)
                                                 -----------    -------------

          TOTAL STOCKHOLDERS' EQUITY (DEFICIT)       (39,575)               0
                                                 -----------    -------------

                                                 $     1,750    $           0
                                                 ===========    =============

                See Notes to Consolidated Financial Statements.

                   KAKKIMON ACQUISITIONS CORP. AND SUBSIDIARY
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              Period from
                                                                           January 29, 1987
                                 Three Months                                  (date of
                                     Ended              Years Ended          inception) to
                                   March 31,           December 31,            March 31,
                                     2002           2001          2000           2002
                                 ------------   ------------  ------------   ------------
REVENUE
  Sales                          $          0   $          0  $          0   $          0
  Cost of sales                             0              0             0              0
                                 ------------   ------------  ------------   ------------

               GROSS PROFIT                 0              0             0              0
                                 ------------   ------------  ------------   ------------

EXPENSES
  General and administrative            3,250              0             0         74,075
                                 ------------   ------------  ------------   ------------

    OPERATING INCOME (LOSS)            (3,250)             0             0        (74,075)
                                 ------------   ------------  ------------   ------------

       INCOME (LOSS) BEFORE
               INCOME TAXES            (3,250)             0             0        (74,075)

  Provision for income taxes                0              0             0              0
                                 ------------   ------------  ------------   ------------

          NET INCOME (LOSS)      $     (3,250)  $          0  $          0   $    (74,075)
                                 ============   ============  ============   ============

Basic and diluted net income (loss)
  per weighted average common
  share outstanding              $       (.00)  $        .00  $        .00
                                 ============   ============  ============

Weighted average number of common
  shares outstanding               20,666,667     10,000,000    10,000,000
                                 ============   ============  ============

                See Notes to Consolidated Financial Statements.

                   KAKKIMON ACQUISITIONS CORP. AND SUBSIDIARY
                          (A Development Stage Company)

          STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) From
             January 29, 1987 (date of inception) to March 31, 2002

                                                                                     Deficit
                                                                                   Accumulated
                                 Preferred Stock       Common Stock     Additional   During
                                 Par Value $.01      Par Value $.0001     Paid-in  Development
                                Shares    Amount     Shares    Amount     Capital    Stage
                              ---------  --------- ---------  --------- ---------- ---------
Balances at 1/29/1987                 0  $       0         0  $       0 $       0  $       0
  Stock sold                                       10,000,000     1,000     4,500
  Net loss for period                                                                 (3,643)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1987                0          0 10,000,000     1,000     4,500     (3,643)
  Net loss for year                                                                  (19,376)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1988                0          0 10,000,000     1,000     4,500    (23,019)
  Net loss for year                                                                   (8,678)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1989                0          0 10,000,000     1,000     4,500    (31,697)
  Net loss for year                                                                   (8,933)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1990                0          0 10,000,000     1,000     4,500    (40,630)
  Net loss for year                                                                   (7,461)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1991                0          0 10,000,000     1,000     4,500    (48,091)
  Net loss for year                                                                   (7,799)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1992                0          0 10,000,000     1,000     4,500    (55,890)
  Capital contribution                                                     13,000
  Net income for year                                                                  1,065
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1993                0          0 10,000,000     1,000    17,500    (54,825)
  Net income for year                                                                      0
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1994                0          0 10,000,000     1,000    17,500    (54,825)
  Net income for year                                                                      0
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1995                0          0 10,000,000     1,000    17,500    (54,825)
  Net income for year                                                                      0
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1996                0          0 10,000,000     1,000    17,500    (54,825)
  Capital contribution                                                      9,000
  Net loss for year                                                                   (9,000)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1997                0          0 10,000,000     1,000    26,500    (63,825)
  Capital contribution                                                      7,000
  Net loss for year                                                                   (7,000)
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1998                0          0 10,000,000     1,000    33,500    (70,825)
  Net income for year                                                                      0
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/1999                0          0 10,000,000     1,000    33,500    (70,825)
  Net income for year                                                                      0
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/2000                0          0 10,000,000     1,000    33,500    (70,825)
  Net income for year                                                                      0
                              ---------  --------- ---------  --------- ---------  ---------
Balances at 12/31/2001                0          0 10,000,000     1,000    33,500    (70,825)
  Issue for subsidiary 3/07/2002                   40,000,000     4,000    (4,000)
  Net loss for year                                                                   (3,250)
                              ---------  --------- ---------  --------- ---------  ---------

Balances at 03/31/2002                0  $       0 50,000,000 $   5,000 $  29,500  $ (74,075)
                              =========  ========= ========== ========= =========  =========

                See Notes to Consolidated Financial Statements.

                   KAKKIMON ACQUISITIONS CORP. AND SUBSIDIARY
                          (A Development Stage Company)


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Period from
                                                                            January 29, 1987
                                 Three Months                                  (date of
                                     Ended              Years Ended          inception) to
                                   March 31,           December 31,            March 31,
                                     2002           2001          2000           2002
                                 ------------   ------------  ------------   ------------
OPERATING ACTIVITIES
  Net income (loss)              $     (3,250)  $          0  $          0   $    (74,075)
  Changes in:
   Prepaid expense                     (1,750)             0             0         (1,750)
   Accounts payable -
     related party                      5,000              0             0         41,325
                                 ------------   ------------  ------------   ------------

  NET CASH PROVIDED (REQUIRED)
       BY OPERATING ACTIVITIES              0              0             0        (34,500)

FINANCING ACTIVITIES
  Sale of common stock                      0              0             0          5,500
  Capital contributions                     0              0             0         29,000
                                 ------------   ------------  ------------   ------------

          NET CASH PROVIDED BY
          FINANCING ACTIVITIES              0              0             0         34,500
                                 ------------   ------------  ------------   ------------

          NET INCREASE IN CASH              0              0             0              0

   CASH AT BEGINNING OF PERIOD              0              0             0              0
                                 ------------   ------------  ------------   ------------

         CASH AT END OF PERIOD   $          0   $          0  $          0   $          0
                                 ============   ============  ============   ============

SUPPLEMENTAL INVESTING ACTIVITIES
     During 2002, the Company issued 40,000,000 shares of its common stock to acquire a subsidiary. The transaction was valued at the par value of the stock issued, $4,000.

                See Notes to Consolidated Financial Statements.

                   KAKKIMON ACQUISITIONS CORP. AND SUBSIDIARY
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2002


NOTE A -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and History
Kakkimon Acquisitions Corp.("the Company") was formed as a Delaware corporation on January 29, 1987, for the purpose of seeking and acquiring an interest in a business or assets that might be used to implement a business. The Company filed an offering statement with the Securities and Exchange Commission on Form 1-A, which was declared effective in November 1987, for the offer and sale of 2,500,000 units consisting of common stock and warrants at an offering price of $0.10 per unit, or a total of $250,000. No units were sold in the offering and it was abandoned in August 1988. From August 1988 to March 2002, the Company was an inactive shell corporation with no significant assets.

In March 2002, the Company issued 40,000,000 shares of its common stock to Milton Klyman to acquire all of the issued and outstanding common stock of Arrow Logistics Limited ("Arrow"), an Ontario, Canada corporation formed in March, 2002. As a result of the transaction, Mr. Klyman now holds 80 percent of the 50,000,000 shares of common stock now outstanding, and Mr. Klyman became the sole director and President of the Company with Arrow being its wholly-owned subsidiary.

Nature of Operations
Following the acquisition of Arrow, the Company intends to pursue through this subsidiary the business of providing finance and support services on group creditor insurance and auto, truck and related equipment purchase and leasing. Initially, the Company plans to provide a convenient user-friendly method of paying for group creditor insurance for lease and/or purchase of trucks and cars, and the purchase of home mortgages. The Company will also pursue the development of finance solutions for the lease and/or purchase of trucks and cars that is blended with our group creditor insurance services.

Group Creditor Insurance Services
We believe the single premium payment requirement in the purchase of health and death benefits has created a market niche in the car and truck market. The consumer who lease-purchases a heavy-duty car or truck currently amortizes its costs including interest over a period of forty-eight or sixty months. The payment for creditor insurance - which generally provides for life, disability, and loss of income contingencies - on a lease-purchase contract must be made immediately, since currently there is no facility that permits monthly premium payments over the time span of the underlying lease. We intend to allow monthly payments.

Revenue Recognition
Revenue is recognized when a sale is made.

Cash and Cash Equivalents
For financial statement purposes, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Estimates also affect the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

                   KAKKIMON ACQUISITIONS CORP. AND SUBSIDIARY
                          (A Development Stage Company)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                 March 31, 2002


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Income (Loss) Per Share
Basic and diluted income (loss) per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the periods presented.

Principals of Consolidation
The financial statements for December 31, 2001 and prior are those of the Company. The statements as of March 31, 2002 include the accounts of the Company and Arrow. All significant inter-company transactions have been eliminated on consolidation.

Income Taxes
The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

At December 31, 2001, the Company has net operating loss carryovers of about $71,000 which expire between 2002 and 2021. However, due to the change in control and change of business activity, the carryovers are not available to reduce future revenue.

NOTE B -    GOING CONCERN ITEMS

The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. At March 31, 2002, the Company has a working capital deficit of $(39,575) and a retained deficit of $(74,075).

Management feels that operations and debt and equity financing will provide sufficient working capital to allow the Company to continue as a going concern.

NOTE C -    ACCOUNTS PAYABLE - RELATED PARTY

At March 31, 2002 the Company owes $41,325 to a shareholder for amounts paid on behalf of the Company. The amount is payable as soon as the Company has funds to do so.

NOTE D -    COMMITMENTS AND CONTINGENT LIABILITIES

Effective April 1, 2002, the Company has a month-to-month lease on about 1,000 square feet of office space. The monthly rental rate is CDN $1,500, or about $938 USD. The lease is with an entity owned by the Company's Director of Sales and Marketing.

In 1993, the Company removed $14,100 of accounts payable from its accounting records and recorded income of the same amount. No claims have been made for the amounts and the Company does not believe it will be required to pay the prior obligations.